Exhibit 99.2

LIZHI INC.

(Incorporated in the Cayman Islands with Limited liability)

(Nasdaq Ticker: LIZI)

NOTICE OF extraordinary GENERAL MEETING

to be held on January 25, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of LIZHI INC. (the “Company”) will be held at 60 Anson Road, Mapletree Anson, #09-01/02, Singapore 079914, at 2:00 pm (Singapore time) on January 25, 2024, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolutions:

“RESOLVED, as a special resolution:

THAT the Company’s name be changed from “LIZHI INC.” to “Sound Group Inc.”.

RESOLVED, as an ordinary resolution:

THAT each of the directors of the Company be authorized to make filings, take any and all action that might be necessary as such director, in his or her absolute discretion, thinks fit.”

RECORD DATE AND VOTING

The Board of Directors of the Company has fixed the close of business on December 22, 2023 (New York time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment or postponed meeting thereof.

Holders of record of the Company's Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0001 per share, at the close of business on the Record Date will be entitled to attend and vote at the EGM and any adjournment or postponed meeting thereof. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying form of proxy (which is attached to and made a part of this notice) by mail to Building 3-07A, Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, Republic of China People’s Republic of China, Attention: Ms. Chengfang Lu, or by email to luchengfang@lizhi.fm as soon as possible and in any event no later than the end of January 18, 2023 (New York time).

Holders of record of the Company’s American Depositary Shares (the “ADSs”) as of the close of business on Record Date who wish to exercise their voting rights for the underlying ordinary shares represented by their ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

ATTENDING THE EGM

Only holders of record of Class A ordinary shares or Class B ordinary shares as of the Record Date are entitled to attend and vote at the EGM. Please note that holders of ADSs are not entitled to attend the EGM. Any ADS holder who appears at the venue of the EGM will not be allowed to attend the EGM.

If you are a holder of record of the Company’s Class A ordinary shares or Class B ordinary shares as of the Record Date and are willing to attend the EGM, you must reserve your seat in advance via email at ir@lizhi.fm as soon as possible and in any event no later than the end of January 18, 2024. Only holders of record of ordinary shares who reserved the EGM seat in advance are entitled to attend the EGM in person.

The notice of the EGM and the form of proxy are also available for viewing on the Company’s website at https://ir.lizhi.fm/.

BY ORDER OF THE BOARD OF DIRECTORS, LIZHI INC.

/s/ Jinnan (Marco) Lai
Mr. Jinnan (Marco) Lai
Chairman of the Board of Directors

December 14, 2023